Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS ANNOUNCES $85 MILLION IN U.S. ARMY CONTRACTS

ARNHEM, The Netherlands—October 1, 2003—ARCADIS G&M Inc., a subsidiary of ARCADIS NV (NASDAQ: ARCAF, EURONEXT: ARCAD), announced today that it has been selected by the Northern Region Contracting Center (NRCC) and the U.S. Army Environmental Center (USAEC) to execute three of its Guaranteed Fixed Price Remediation contracts for Ft. Jackson, in Columbia, South Carolina; the Sierra Army Depot in Herlong, California; and the Lake City Army Ammunition Plant in Jackson County, Missouri. The contracts will be part of ARCADIS' Guaranteed Remediation Program (GRiP®). The total contract amount for all three contracts is more than $85 million.

The contracts are focused on achieving regulatory closure or demonstrated, remedy in place status for environmental issues. Under this approach, the cost of the work necessary to achieve the contract objectives is fixed and secured against changes orders, providing the Army both performance and cost certainty.

Harrie Noy, the Company's Chairman, stated, "The award of these projects demonstrates the growing momentum within the Department of Defense for guaranteed fixed price remediation and the Army's leadership position in advancing this approach in the pursuit of their Environmental Cleanup Strategy (ECS). Our substantial experience and ongoing leadership in the GRiP® market has positioned us well to provide this innovative support to our government clients. We are looking forward to working with the Army on these contracts. I am very pleased that we are able to support USAEC in the performance of these very noteworthy projects."

ARCADIS NV is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:

Joost Slooten, ARCADIS, phone: +(31-26) 3778 604, email: j.slooten@arcadis.nl
Erhardt Werth, ARCADIS, phone 720.344.3704, email ewerth@arcadis-us.com

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